October 31, 2016

VIA EDGAR

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcoa Upstream Corporation
Registration Statement on Form S-1
File No. 333-214251

Dear Ms. Haywood:

Reference is made to the Registration Statement on Form S-1 (File No. 333-214251) (the “Registration Statement”), filed by Alcoa Upstream Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:30 p.m., Eastern time, on November 2, 2016, or as soon as practicable thereafter, pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Karessa L. Cain or Mark A. Stagliano of Wachtell, Lipton, Rosen & Katz, at (212) 403-1128 or (212) 403-1060, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Cain or Mr. Stagliano and that such effectiveness also be confirmed in writing.

Sincerely,

Alcoa Upstream Corporation

/s/ John Kenna
John Kenna
Vice President

cc:	Karessa L. Cain
Wachtell, Lipton, Rosen & Katz

Mark Stagliano
Wachtell, Lipton, Rosen & Katz